SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                              Ruhrgas Holding GmbH
                        (Name of foreign utility company)

                                     E.ON AG
    (Name of filing company, if filed on behalf of a foreign utility company)

          Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, E.ON AG ("E.ON") hereby files this notification of foreign utility company status on behalf of Ruhrgas Holding GmbH ("Ruhrgas Holding") to notify the Securities and Exchange Commission that Ruhrgas Holding is a foreign utility company within the meaning of Section 33 of the Act.

Item 1.

          Rhurgas Holding, E.ON-Platz 1, 40479 Dusseldorf, Germany, is a direct wholly owned subsidiary of E.ON, that proposes to directly and indirectly hold 94.5% of E.ON's common stock interest in Ruhrgas AG ("Ruhrgas"), the leading gas company in Germany./1 Ruhrgas indirectly owns interests in facilities that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power and that are not located in any state of the United States.

          Ruhrgas holds two wholly-owned subsidiary holding companies: Ruhrgas Energie-Beteiligungs Aktiengesellschaft ("Ruhrgas Energie") holds the majority of Ruhrgas' stakes in energy utilities, and Ruhrgas Industries GmbH ("Ruhrgas Industries") is responsible for the industrial affiliates. Ruhrgas Energie is involved in 24 joint ventures/project companies in Germany and another 22 in Europe, which together own approximately 11,000 km of gas

--------
1 Ruhrgas Holding will be formed by the merger of E.ON Zehnte Verwaltungsgesellschaft mbH ("E.ON Zehnte") with E.ON Telecom GmbH ("E.ON Telecom"). Both companies are direct subsidiaries of E.ON. E.ON Zhente is a foreign utility company under Section 33 of the Act. E.ON Telecom is an exempt telecommunications company under Section 34 of the Act. E.ON Telecom has recently sold its telecommunications assets.

pipelines and distribution facilities. A list of the joint ventures/project companies is provided below.

         ------------------------------------------------------ ------------
         Ferngas Norbayern GmbH (Nuremberg)                          53.10%
         ------------------------------------------------------ ------------
         Ferngas Salzgitter GmbH (Salzgitter)                        39.00%
         ------------------------------------------------------ ------------
         FSG-Holding GmbH (Munich)                                   45.00%
         ------------------------------------------------------ ------------
         VNG - Verbundnetz Gas AG (Leipzig)                          36.84%
         ------------------------------------------------------ ------------
         Gas-Union GmbH (Frankfurt)                                  25.93%
         ------------------------------------------------------ ------------
         Stadtwerke Essen AG (Essen)                                 20.00%
         ------------------------------------------------------ ------------
         Stadtwerke Neuss Energie und Wasser GmbH (Neuss)            15.00%
         ------------------------------------------------------ ------------
         swb AG (Breman)                                             10.34%
         ------------------------------------------------------ ------------
         Stadtwerke Hannover AG (Hanover)                            12.00%
         ------------------------------------------------------ ------------
         GASAG Berliner Gaswerk AG (Berlin)                          11.95%
         ------------------------------------------------------ ------------
         Gaswerk Philippsburg GmbH (Essen)                           87.90%
         ------------------------------------------------------ ------------
         MVV Energie AG (Mannheim)                                   15.00%
         ------------------------------------------------------ ------------
         Sudhessische Gas und Wasser AG (Darmstadt)                   7.14%
         ------------------------------------------------------ ------------
         EWR GmbH (Remscheid)                                        20.00%
         ------------------------------------------------------ ------------
         HEAG Versorgungs-AG (Darmstadt)                             12.50%
         ------------------------------------------------------ ------------
         European Energy Exchange AG (Frankfurt)                      0.50%
         ------------------------------------------------------ ------------
         Bayerngas GmbH (Munich)                                     22.02%
         ------------------------------------------------------ ------------
         Saar Ferngas AG (Saarbrucken)                               20.00%
         ------------------------------------------------------ ------------
         Thuga Aktiengesellschaft (Munich)                           10.00%
         ------------------------------------------------------ ------------
         DREWAG - Stadtwerke Dresden GmbH (Dresden)                  10.00%
         ------------------------------------------------------ ------------

         ------------------------------------------------------ ------------
         Stadtwerke Chemnitz AG (Chemnitz)                           15.00%
         ------------------------------------------------------ ------------
         Stadtwerke Karlsruhe GmbH (Karlsruhe)                       10.00%
         ------------------------------------------------------ ------------
         Erdgasversorgungs-gesellschaft                              50.00%
         Thuringen-Sachsen mbH (Erfurt)
         ------------------------------------------------------ ------------
         Stadtwerke Duisburg AG (Duisburg)                           20.00%
         ------------------------------------------------------ ------------
         EVI Hildesheim GmbH & Co KG (Hildesheim)                    12.60%
         ------------------------------------------------------ ------------
         Gassum Oy (Helsinki, Finland)                               20.00%
         ------------------------------------------------------ ------------
         AS EESTI GAAS (Tallinn, Estonia)                            33.31%
         ------------------------------------------------------ ------------
         Inwestycjna Spolka Energetyczna (Warsaw, Poland)            50.00%
         ------------------------------------------------------ ------------
         Nova Naturgas AB (Stockholm, Sweden)                        29.59%
         ------------------------------------------------------ ------------
         Latvijas Gaze (Rigal, Latvia)                               27.09%
         ------------------------------------------------------ ------------
         Compagnie Industrielle et Commerciale du Gaz S.A.            4.00%
         (Vevey, Switzerland)
         ------------------------------------------------------ ------------
         South Transdanuiba Gas Company (Pecs, Hungary)              41.38%
         ------------------------------------------------------ ------------
         SOTEG - Societe de Transport de Gaz S.A.                    20.00%
         (Luxembourg)
         ------------------------------------------------------ ------------
         EUROPGAS a.s. (Prague, Czech Republic)                      50.00%
         ------------------------------------------------------ ------------
         Stredoceska plynarenska                                     14.27%
         a.s. (Prague, Czech Republic)
         ------------------------------------------------------ ------------
         Jihomoravska plynarenska a.s.                               1.49%
         (Prague, Czech Republic)
         ------------------------------------------------------ ------------
         Severomoravska plynarenska a.s.                             9.57%
         (Ostrava, Czech Republic)
         ------------------------------------------------------ ------------
         Vychodoceska plynarenska a.s.                              16.52%
         (Hradec Kralove, Czech Republic)
         ------------------------------------------------------ ------------
         AB Lietuvos Dujos (Vilnius, Lithuania)                       0.90%
         ------------------------------------------------------ ------------
         COLONIA-CLUJ-NAPOCA-ENERGIE S.R.L. (Cluj, Romania)          33.33%
         ------------------------------------------------------ ------------
         Prazska plynarenska Holding a.s.                            24.00%
         (Prague, Czech Republic)
         ------------------------------------------------------ ------------
         RGE Hungaria Kft. (Budapest, Hungary)                      100.00%
         ------------------------------------------------------ ------------

         ------------------------------------------------------ ------------
         Gasnor ASA (Avaldnes, Karmoy, Norway)                       15.00%
         ------------------------------------------------------ ------------
         Naturgass Vest AS (Bergen, Norway)                          14.04%
         ------------------------------------------------------ ------------
         S.C. Congaz, S.a. (Konstanza, Romania)                      28.57%
         ------------------------------------------------------ ------------
         Ekopur d.o.o. (Ljubljana, Slovenia)                        100.00%
         ------------------------------------------------------ ------------
         therminvest Sp. z.o.o. (Gdansk, Poland)                     75.00%
         ------------------------------------------------------ ------------

          The industrial affiliates, which are not only based in Europe but also in countries like the US and China, are under the umbrella of Ruhrgas Industries. Its activities concentrate on gas measurement and control and the manufacture of industrial furnaces. In addition, together with 14 other gas companies, Ruhrgas is involved in GasLine Telekommnikationsnetz-gesellschaft deutscher Gasversorgungsunternehmen mbH & Co. (which markets fiber optic cable systems along gas pipeline routes), provides water utility services, and engages in other energy-related businesses.



Item 2.

          Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") are indirect public utility subsidiaries of E.ON and will be associate companies of Ruhrgas Holding. Neither LG&E nor KU are expected to provide material services or goods to Ruhrgas Holding and they have not contributed any part of the purchase price paid or to be paid by E.ON to acquire its interest in Ruhrgas Holding.

                                    Exhibit A

State Commission Certification.
         Not applicable.

                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               E.ON AG

Date: June 6, 2003

                               By:  /s/ Karl-Heinz Feldmann
                                    ----------------------------
                               Name: Karl-Heinz Feldmann
                               Title: Vice President General Legal Affairs




Date: June 6, 2003

                               By:  /s/ Dr. Patrick Wolff
                                    ----------------------------
                               Name:  Dr. Patrick Wolff
                               Title: General Legal Affairs